8-41727 AB 3/24

08030829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 28 2008
Washington, DC
110

SEC FILE NUMBER
8-[redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
cfd Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 South Goyer Road
(No. and Street)

Kokomo (City) IN (State) 46904-2244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Owens (765) 453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randy Grimes, CPA, LLC
(Name – *if individual, state last, first, middle name*)

1821 Teasdale Lane (Address) Kokomo (City) IN (State) 46902-4570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/11

OATH OR AFFIRMATION

I, Brent A. Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of cfd Investments, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brent Owens
Signature

President
Title

Chandra A Collins
Notary Public

Comm exp. 8.15.09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

cfd Investments, Inc.

Financial Statements

For the Years Ended
December 31, 2007 and 2006

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

cfd Investments, Inc.

Table of Contents
December 31, 2007 and 2006

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

I have audited the accompanying statements of financial condition of cfd Investments, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of cfd Investments, Inc. at December 31, 2007 and 2006, and the results of their operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randy Grimes, CPA, LLC
Certified Public Accountant
March 20, 2008

Member of the American Institute of CPAs and the Indiana CPA Society

cfd Investments, Inc.

Statements of Financial Condition
December 31,

ASSETS

	2007	2006
Current Assets:		
Cash and cash equivalents (Note 2)	$ 309,082	$ 263,698
Commissions and fees receivable	253,311	97,790
Loans and advances	0	38,050
Cash surrender value of life insurance	20,732	24,408
Prepaid expenses and deposits	6,618	11,460
Prepaid income taxes	82,834	1,571
Total Current Assets	672,577	436,977
Property and Equipment:		
Net property and equipment (Note 4)	0	0
Other Assets:		
Long-term investments (Note 1)	74,235	46,195
Investments in partnership (Note 1)	157,275	169,784
Total Other Assets	231,510	215,979
Total Assets	$ 904,087	$ 652,956

LIABILITIES AND SHAREHOLDERS' EQUITY

		2007		2006
Current Liabilities:				
Accounts payable	$	26,809	$	34,613
Commissions payable		156,393		58,096
Corporate income taxes payable (Note 3)		0		1,282
Total Current Liablilties		183,202		93,991
Total Long-Term Liablilties		0		0
Other Liabilities:				
Deferred income tax liabilities		32,272		18,948
Total Other Liablilties		32,272		18,948
Total Liabilities		215,474		112,939
Shareholders' Equity:				
Common stock, no par value, 500 shares authorized, 382 shares issued and outstanding (Note 5)		376,625		376,625
Additional paid-in capital		15,500		15,500
Retained earnings <deficit>		296,488		147,892
Total Shareholders' Equity		688,613		540,017
Total Liabilities and Shareholders' Equity	$	904,087	$	652,956

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statement of Changes in Stockholders' Equity
For the Years Ended
December 31, 2007 and 2006

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stock-holders' Equity
Balance, January 1, 2006	$ 376,625	$ -0-	$ 15,500	$ <7,690>	$ 384,435
Capital increase	-0-				-0-
Rounding				<2>	<2>
Net income <loss> for the year				155,584	155,584
Balance December 31, 2006	376,625	-0-	15,500	147,892	540,017
Capital increase	-0-				-0-
Net income <loss> for the year				148,596	148,596
Balance, December 31, 2007	$ 376,625	$ -0-	$ 15,500	$ 296,488	$ 688,613

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Income
For the Years Ended December 31,

	2007	2006
Revenues:		
Commission revenues	$ 14,145,564	$ 11,065,579
Total revenues	14,145,564	11,065,579
Operating Expenses:		
Advertising and promotion	210,427	147,699
Clearing costs and fees	305,709	229,915
Commissions and fees	11,994,096	9,342,462
Education, seminars and meetings	211,194	204,593
Employee leasing/salaries	687,648	751,953
Telephone expense	11,832	10,815
Registrations, licenses and bonds	53,722	19,951
Professional services	139,095	61,155
Dues and subscriptions	64,639	21,921
Bad debts expense	3,854	0
Travel and entertainment	31,868	28,498
Office and computer expense	325,321	175,174
Technology fees	181,604	151,404
Rent and utilities	120,394	42,300
Repairs and maintenance	0	6,615
Interest expense	0	8,055
Miscellaneous expenses	30,838	3,692
Total expenses	14,372,241	11,206,202
Operating profit <loss>	<226,677>	<140,623>
Other Income:		
Interest and dividend income	15,038	8,839
Unrealized gain or loss	28,050	7,763
Partnership income <loss> (Note 1)	<12,509>	<5,216>
Seminars, fees and miscellaneous	429,310	376,285
Total other income	459,889	387,671
Net income <loss> before income taxes	233,212	247,048
Income taxes:		
State corporate income taxes (Note 3)	19,856	20,864
Federal corporate income taxes (Note 3)	64,760	70,600
Total income taxes	84,616	91,464
Net income <loss> after taxes	$ 148,596	$ 155,584

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
For the Years Ended December 31,

	2007	2006
Cash Flows from Operating Activities:		
Cash received from customers	$ 13,981,245	$ 11,085,660
Cash paid to suppliers and employees	<14,104,172>	<11,062,583>
Investment income received	15,038	8,839
Interest paid	0	<8,055>
Income taxes paid	<153,837>	<78,874>
Miscellaneous receipts	269,050	199,647
Net Cash Provided <Used> by Operations	7,324	144,634
Cash Flows from investing activities:		
Net Proceeds From <Used For>:		
Net acquisition of investments	10	<121,218>
Net cash provided <used> in investing activities	10	<121,218>
Cash Flows from financing activities:		
Net Proceeds From <Used For>:		
Repayments of loans and advances	38,050	0
Loans and advances	0	<7,736>
Net cash provided <used> in financing activities	38,050	<7,736>
Net increase <decrease> in cash and cash equivalents	45,384	15,680
Cash and cash equivalents, beginning of year	263,698	248,018
Cash and cash equivalents, end of year	$ 309,082	$ 263,698

	2007	2006
Cash Flows from Operating Activities:		
Net income <loss>	$ 148,596	$ 155,584
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain <loss>	<28,050>	<7,763>
Bad debts expense	3,854	0
Partnership <profit> loss	12,509	5,216
Changes in Operating Assets and Liabilities:		
<Increase> decrease in commissions receivable	<159,374>	49,812
<Increase> decrease in cash surrender value	3,676	<24,408>
<Increase> decrease in prepaid expenses	<76,422>	5,822
Increase <decrease> in accounts payable	<7,804>	<416>
Increase <decrease> in commissions payable	98,297	<44,183>
Increase <decrease> in corporate income taxes	<1,282>	1,282
Increase <decrease> in deferred income taxes	13,324	3,688
Total Adjustments	<141,272>	<10,950>
Net Cash Provided <Used> by Operations	$ 7,324	$ 144,634

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2007 and 2006

Note 1- -Significant Accounting Policies:

cfd Investments, Inc., (the "Company") was incorporated in 1986 under the laws of the state of Indiana. The Company is engaged in the security brokerage business. The Company was approved by its national regulatory agency, the National Association of Securities Dealers (NASD), (now NIFRA), effective January 16, 1990.

The books and records are maintained on the accrual basis of accounting, which is in accordance with generally accepted accounting principles. Under this method, income is recognized when earned and expenses when incurred. Commission income and expense are considered earned on the trade date of the transaction, with the exception of mutual funds made by customers directly, whereby income is recognized when commissions are received. Significant policies are described below:

Advertising Costs:

Generally accepted accounting principles permit either the expensing or capitalization of costs incurred in advertising and promotion. The Company, whose advertisising is minimal and targeted at specific markets, expenses all advertising costs as incurred.

Use of Estimates:

Management uses estimates and assumptions in preparation of financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and reported revenues and expenses. Estimates included in these statements include prepaid items and commissions payable. Estimates may differ from actual results.

Investments:

In accordance with industry standards, investments, which represent a mutual fund and securities, are reflected at market value. This value reflects an increase over historical cost of $ 55,150, of which the current year portion of $ 28,050 is reflected as an unrealized gain <loss> on the statement of operations. Investments held at December 31, 2007 and 2006 are held for long-term investment purposes.

During the year ended December 31, 2005, the Company invested $ 50,000 for a 14.29% interest in a partnership venture, Creative Financial Centre, LLC. For the years ended December 31, 2007 and 2006, losses in the amounts of $ 12,509 and $ 5,216 are recorded. The Company invested cash into the partnership in 2006 in the amount of $ 125,000. The partnership leases commercial real estate, including the facility in which cfd Investments, Inc. operates.

Note 2- -Statements of Cash Flows:

The company considers all short-term, highly liquid investments, readily convertible to known amounts of cash, and whose original maturities are three months or less, to be cash equivalents.

Note 3- -Income Taxes:
As of the year ended 2005, all federal and state net operating losses have been utilized for income tax purposes. For the year 2007, timing differences due to unrealized gains and losses resulted in a favorable timing differnce of $ 13,324. For 2006, unrealized gains and losses resulted in a favorable timing difference of $ 3,688. Under present rules, the current and cumulative effect of timing differences between financial reporting income and taxable income are recognized in deferred tax liability and deferred tax asset accounts.

For 2007, book income taxes are comprised of federal income tax of $ 64,760 and state income tax of $ 19,856, totaling $ 84,616. Statutory federal and state income taxes for 2007 are $ 53,820 and $ 17,472, respectively, totalling $ 71,292, resulting in a favorable timing difference of $ 13,324. For 2006, income taxes are comprised of federal income tax of $ 70,600 and state income tax of $ 20,864, totalling $ 91,464. Statutory federal and state income tax amounts for 2006 are $ 67,572 and $ 20,204, respectively, totalling $ 87,776, resulting in a favorable timing difference of $ 3,688.

Note 4- -Related Party Transactions:
The company sold all fixed assets as of May 1, 2005 for the amount of $ 91,693. Terms were cash. All fixed assets were sold at net book value, which was deemed fair market value by both parties. There was no book gain on the transaction; tax gain was $ 45,859.

The sale of fixed assets was to an unrelated, but commonly managed entity; cfd Leasing, Inc. cfd Leasing, Inc. was established to rationally allocate costs of operations among several companies related and unrelated to it in a shared facility. Common expenses such as utilities, office expenses, equipment rent and repairs are allocated to the various entities using predetermined allocation formulas. In addition, since many personnel provide services to multiple entities, all personnel costs are incurred through cfd Leasing, Inc. and charged to the respective user of the services. No mark-ups are used in overall expenses, and all costs and overhead are allocated by their respective categories (utilities, office expense, etc.) and expensed accordingly. Expenses, including interest and other operating costs not specifically charged to operations are included as management fees. All costs are considered arms-length.

In addition, cfd Investments, Inc. leases its shared operating facility from a related party, a partnership in which the Company is a partner (Note 1). Lease expense is $ 10,000 per month, commencing with 2007 occupancy. The financial statement include $ 120,000 in rents for the year ended December 31, 2007, and $ 42,000 for 2006. The lease agreement requires minimum lease payments of $ 120,000 per year from January 1, 2007 to December 31, 2016.

Note 5- -Common Stock:
Effective January 1, 1995, all 108 outstanding shares of preferred stock were exchanged for 27 shares of common stock in a nine-for-two exchange. The shares of preferred stock were surrendered by the shareholders December 31, 1994, with shares of common stock being issued effective January 1, 1995. No additional shares have been issued since 1997. 382 shares are issued and outstanding.

Note 6- -Net Capital Requirements:
The Company is subject to the Securities and Exchange Commision Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of $ 278,582 and $ 281,590 at December 31, 2007 and 2006, respectively. These amounts were in excess of its required net capital of $ 50,000 and $ 50,000 by $ 228,582 and $ 231,590, respectively. The Company's net capital ratio was 77.35 percent and 40.11 percent for 2007 and 2006, respectively. There are no loans which are subordinated at December 31, 2007 or 2006.

For purposes of the computation of net capital, the following is the schedule of non-allowable assets:

	2007	2006
Loans and advances	$ 0	$ 38,050
Cash surrender value	20,732	24,408
Accounts receivable	9,815	100
Commissions receivable	7,500	300
Fees receivable	104,941	0
Prepaid expenses	89,452	13,031
Investment in partnership	157,275	169,784
Totals	$ 389,715	$ 245,673

The Company's computation of net capital under Rule 15c3-1 is presented on the following page.

Note 7- -Concentration of Credit Risk:
Current federal regulations provided for deposit insurance on amounts not exceeding $ 100,000 per depositor. The Company has no deposits in excess of these amounts at December 31, 2007 or 2006.

cfd Investments, Inc.

Computation of Net Capital
December 31,

	2007	2006
Total assets	$ 904,087	$ 652,956
Total liabilities	215,474	112,939
Net worth	688,613	540,017
Add: subordinated loans	0	0
Adjusted net worth	688,613	540,017
Less: non-allowable assets	389,715	245,673
Current capital	298,898	294,344
Less: haircuts	20,316	12,754
Net capital	278,582	281,590
Required net capital	50,000	50,000
Excess net capital	$ 228,582	$ 231,590
Aggregate indebtedness	$ 215,474	$ 112,939
Aggregate indebtedness to net capital	77.35	40.11

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Computation for Determination of Reserve Requirements And Information for Possession or Control Requirements Pursuant to Rule 15c3-3 December 31, 2007 and 2006

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession or control requirements under Securities and Exchange Commission Rule 15c3-3.

Reconciliation of Net Capital Computation and Rule 15c3-3 Reserve Requirement and Unaudited Part II or Part IIA

		2007		**2006**
Net capital per unaudited Part IIA		$ 318,778		$ 285,946
Increase <decrease> in commissions & fees	<116,876>		-0-	
Non-allowable portion	2,700	<114,176>	-0-	-0-
Increase <decrease> in prepaid expenses	<71,292>		<89,214>	
Non-allowable portion	71,292	-0-	89,214	-0-
Increase <decrease> in partnership interest	<12,509>	-0-	<5,216>	-0-
Non-allowable portion	12,509	-0-	5,216	-0-
Increase <decrease> in loans receivable	-0-	-0-	7,736	-0-
Non-allowable portion	-0-	-0-	<7,736>	-0-
Increase <decrease> in cash surrender	<3,676>	-0-	24,408	-0-
Non-allowable portion	3,676	-0-	<24,408>	-0-
Increase <decrease> in cash	-0-	-0-	750	-0-
Non-allowable portion	-0-	-0-	-0-	750
<Increase> decrease in accounts payable		92,043		-0-
<Increase> decrease in income taxes payable		-0-		<1,284>
<Increase> decrease in haircuts		<4,739>		<134>
<Increase> decrease in deferred income taxes		<13,324>		<3,688>
Net capital per audit		$ 278,582		$ 281,590

Randy Grimes, CPA, LLC
Certified Public Accountant
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

In planning and performing my audits of the financial statements and supplemental schedules of cfd Investments, Inc. (the Company) for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding activities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error fraud may occur and not be detected. Also projection of any evaluation of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in contitions or that the effectiveness of their design and

operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assidgned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's abilitiy to initiate, authorize, record, process, or report financial datea reliably in accordance with generally accepted accounting principles such that there is no more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the intity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, I identified the following deficiency that I consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in my audit of the financial statements of cfd Investments, Inc. as of and for the year ended December 31, 2007, and this report does not affect my report dated thereon dated March 20, 2008.

> Due to a limited number of acounting personnel, an inadequate segregation of duties exists with respect to cash transactions that result in inadequate control over cash receipts and We recommend assignment of some of these duties to other office personnel.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are consedered by the SEC to be adequate for its purposes in accordance with the Securities Eschange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were deficient at December 31, 2007, as noted in the above paragraph.

This report is intended solely for the information and use of cfd Investments, Inc. management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Randy Grimes, CPA, LLC
Certified Public Accountant
March 20, 2008

Randy Grimes, CPA, LLC 1821 Teasdale Lane Kokomo, Indiana 46902-4570 (765) 455-8517

END